Exhibit (a)(5)(viii)

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BlackRock Municipal Income Fund, Inc. (MUI) Announces Final Results of Tender Offer

New York, November 18, 2024 – BlackRock Advisors, LLC (“BlackRock”) announced today the final results of BlackRock Municipal Income Fund, Inc. (NYSE: MUI, the “Fund”) tender offer (a “Tender Offer”) for up to 50% of its outstanding common shares (the “Shares”).

The Tender Offer, which expired at 5:00 p.m. Eastern time on November 15, 2024, was oversubscribed.

Therefore, in accordance with the terms and conditions of the Tender Offer, the Fund will purchase Shares from all tendering shareholders on a pro rata basis, after disregarding fractions, based on the number of Shares properly tendered (“Pro-Ration Factor”). The final results of the Tender Offer are provided in the table below.

Fund Name	Ticker	CUSIP	Number of Shares Tendered	Number of Tendered Shares to be Purchased	Pro-Ration Factor	Purchase Price*
BlackRock Municipal Income Fund, Inc.	MUI	09253X102	44,715,010	35,996,072	0.80505121	$12.7890

*

Equal to 98% of the Fund’s net asset value per Share as of the close of regular trading on the New York Stock Exchange on November 18, 2024 (the business day immediately following the expiration date of the Tender Offer).

Payments for Shares tendered and accepted are expected to be made within approximately five business days after the expiration date.

Questions regarding the Tender Offer may be directed to Georgeson LLC, the Information Agent for the Tender Offer, toll free at the numbers disclosed in the Fund’s Offer to Purchase.

Conversion to an Unlisted Interval Fund

As previously announced, the Fund will be converting from an exchange-listed, closed-end fund to an unlisted, continuously-offered closed-end fund that conducts periodic repurchases of its shares, also known as an interval fund (the “Conversion”). The Fund’s Shares will continue to trade on the NYSE until the effective date of the Fund’s delisting from the NYSE, which will be announced at a later date. It is currently expected that the Conversion will occur in the first quarter of 2025, on such date as will be announced by the Fund. Shareholders who continue to hold Shares following the completion of the Tender Offer, but who do not wish to hold Shares of an unlisted interval fund, may sell their Shares in the normal course on the NYSE prior to the effective date of the Fund’s delisting from the

NYSE. Please note that, following the Conversion, the Fund’s Shares will no longer trade on a stock exchange and shareholders will therefore have limited options to sell their shares outside of the Fund’s quarterly offers to repurchase between 5% and 25% of the Fund’s Shares.

Important Notice

This press release is for informational purposes only and shall not constitute a recommendation, an offer to purchase or a solicitation of an offer to sell any common shares of the Fund. The offer to purchase the Fund’s common shares was made only pursuant to an offer to purchase, a related letter of transmittal and other documents filed with the U.S. Securities and Exchange Commission (“SEC”) as exhibits to a tender offer statement on Schedule TO. Shareholders may obtain a free copy of the offer to purchase and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About BlackRock

BlackRock’s purpose is to help more and more people experience financial well-being. As a fiduciary to investors and a leading provider of financial technology, we help millions of people build savings that serve them throughout their lives by making investing easier and more affordable. For additional information on BlackRock, please visit www.blackrock.com/corporate

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or the Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities, health epidemics and/or pandemics and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; and (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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